Exhibit 99.1

For Immediate Release

POINTS INTERNATIONAL PRESIDENT CHRISTOPHER BARNARD TO
SPEAK AT CHINA AIRLINE ANCILLARY REVENUE SUMMIT

TORONTO, April 21, 2009 - Points International Ltd. ("Points") - (OTCBB: PTSEF, TSX: PTS) - the world's leading loyalty reward solutions provider and owner of the Points.com portal - today announced that Company president Christopher Barnard will deliver a presentation at the China Airline Ancillary Revenue (AAR) Summit 2009 in Beijing, China.

"The summit is a unique opportunity to present Points’ revenue generating platform for loyalty programs to an audience of the top airlines in China. The Asian carrier market is beginning to enter a more mature phase of development and as the leader in our industry we believe this presents a significant opportunity for our business. Our programs are especially relevant in the current environment as carriers look for innovative ways to better serve their best customers while driving revenue and profits and we look forward to demonstrating our value proposition," said Barnard.

The AAR Summit takes place April 23 and 24, 2009. For more information on the Summit please visit http://www.gisevents.com/2009/AAR/

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 30 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles(TM), British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

For additional information:

Investor relations:
Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453

Partnership enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

Media relations:
Jordan Fischler
Allison & Partners
T. 646-428-0604; E. Points@allisonpr.com